As filed with the Securities and Exchange Commission on October 15, 2009

Registration No. 333-141398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

To Form S-1 on

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BOISE INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2600	20-8356960
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1111 West Jefferson Street, Suite 200

Boise, ID 83702-5388

(208) 384-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alexander Toeldte, Chief Executive Officer

1111 West Jefferson Street, Suite 200

Boise, ID 83702-5388

(208) 384-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Karen Gowland, Esq. Boise Inc. 1111 West Jefferson Street, Suite 200 Boise, ID 83702-5388 (208) 384-7000	J. Craig Walker, Esq. K&L Gates LLP 70 West Madison Street, Suite 3100 Chicago, Illinois 60602 (312) 372-1121

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement upon exercise of outstanding warrants.

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If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

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If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☒
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 contains an updated prospectus relating to shares of common stock issuable upon exercise of warrants included as part of the units sold to investors in the registrant’s initial public offering. This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed in compliance with Regulation S-K of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” pursuant to item 512 thereof. The prospectus included in this Post-Effective Amendment No. 2 supersedes and replaces in its entirety the prospectus dated June 25, 2008 that was filed pursuant to Rule 424(b)(3) with the SEC on June 25, 2008. All filing fees payable in connection with the registration of all of the foregoing securities were previously paid in connection with the filing of the original registration statement.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is a post-effective amendment to our initial public offering pursuant to a prospectus dated June 17, 2007, and is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 15, 2009

PRELIMINARY PROSPECTUS

41,400,000 Shares of Common Stock

This prospectus relates to 41,400,000 shares of common stock of Boise Inc. issuable upon exercise of our warrants included as part of the units issued in our initial public offering pursuant to a prospectus dated June 17, 2007. The warrants have an exercise price of $7.50 per share.

Our common stock and warrants are listed on the New York Stock Exchange (“NYSE”) under the symbol “BZ” and “BZ-WT” respectively. On October 13, 2009 on the NYSE, the closing price of the common stock was $6.01 per share and the closing price of the warrants was $0.92 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October [    ], 2009.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided in this prospectus, any prospectus supplement, the documents incorporated by reference or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable.

PROSPECTUS

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of the offering, you should read the entire prospectus carefully, including the risk factors and the financial statements incorporated herein by reference. Unless otherwise stated in this prospectus references to “we” or “our Company” refer to Boise Inc. and references to “insider warrants” refer to the 3,000,000 warrants sold privately to Nathan D. Leight and Jason G. Weiss. In addition, this prospectus gives retroactive effect to stock dividends of 0.5 and 0.2 shares of common stock for each outstanding share of common stock on June 12, 2007 and June 19, 2007, respectively.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. Our securities are listed on the New York Stock Exchange. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

Company Overview

Headquartered in Boise, Idaho, we manufacture packaging products and papers, including corrugated containers, containerboard, label and release and flexible packaging papers, imaging papers for the office and home, printing and converting papers, newsprint, and market pulp. We have approximately 4,100 employees.

We are the third largest North American manufacturer of uncoated free sheet paper. We own pulp and paper mill operations in the following locations: Jackson, Alabama; International Falls, Minnesota; St. Helens, Oregon; and Wallula, Washington, all of which manufacture uncoated free sheet paper. We also own a mill in DeRidder, Louisiana, which produces containerboard (linerboard) as well as newsprint. We also have a network of seven corrugated plants, located in the Pacific Northwest and Texas, which manufacture corrugated containers and sheets.

We were originally a blank check company organized under the laws of the State of Delaware on February 1, 2007. We were formed with the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. From inception through February 21, 2008, we did not have any business or operations. Our activities were limited to raising capital in our initial public offering, which we refer to as our “IPO.” We focused on identifying and acquiring an operating business.

On February 22, 2008, we completed the acquisition (the “Acquisition”) of Boise White Paper, L.L.C. (“Boise White Paper”), Boise Packaging & Newsprint, L.L.C (“BP&N”), Boise Cascade Transportation Holdings Corp. (“Boise Transportation”) (collectively, the “Paper Group”) and other assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and most of the headquarters operations of Boise Cascade, L.L.C. (“Boise Cascade” or the “Seller”) for cash and securities. The business so acquired from the Seller is referred to in this prospectus as “Boise Paper Products,” “BPP” or the “Predecessor.” The Acquisition was accomplished through our acquisition of Boise Paper Holdings, L.L.C. The Acquisition was approved by our shareholders on February 5, 2008. In conjunction with the completion of the Acquisition, we changed our name from Aldabra 2 Acquisition Corp. to Boise Inc. Boise Cascade is currently our largest shareholder and owns approximately 35.9 million shares, or 42.5%, of our common stock.

Recent Developments

Credit Agreement Amendments

Our present credit facilities consist of a five-year nonamortizing $250.0 million senior secured revolving credit facility due 2013 (the “Revolving Credit Facility”), a five-year amortizing $250.0 million senior secured Tranche A term loan facility due 2013 with an outstanding principal amount of $237.6 million as of June 30, 2009 (the “Tranche A Term Loan Facility”), a six-year amortizing $475.0 million senior secured Tranche B term loan facility due 2014 with an outstanding principal amount of $456.6 million as of June 30, 2009 (the “Tranche B Term Loan Facility”, and collectively with the Revolving Credit Facility and Tranche A Term Loan Facility, the “First Lien Facilities”) and a seven-year nonamortizing $260.7 million second lien term loan facility due 2015 with an outstanding principal amount of $260.7 million as of June 30, 2009 (the “Second Lien Facility”, and together with the First Lien Facilities, the “Credit Facilities”).

We have previously announced that we were in discussions with holders of our debt under the Credit Facilities concerning the possible restructuring of our debt. In connection with that debt restructuring process, we have obtained the required consents necessary to enter into agreements to amend the Credit Facilities (such amendments the “Credit Agreement Amendments”), which Credit Agreement Amendments will become effective upon the satisfaction of certain conditions.

If they become effective, the Credit Agreement Amendments would modify certain of our covenants, including our financial covenants, providing us with operational and strategic flexibility. The Credit Agreement Amendments for the Second Lien Facility also contain authorizations related to the replacement of the administrative agent and collateral agent under the Second Lien Facility. The Credit Agreement Amendments for the First Lien Facilities require us to repay $75.0 million of indebtedness under our First Lien Facilities, and the Credit Agreement Amendments revise our mandatory prepayment requirement with respect to our consolidated excess cash flow for our 2009 fiscal year. The Credit Agreement Amendments for the Second Lien Facility also permit us to purchase indebtedness under our Second Lien Facility, set forth certain terms and conditions of such purchases, and provide that, upon any such repurchase, such repurchased indebtedness is immediately deemed cancelled. We have agreed to purchase from second lien lenders that have consented to the purchase of their loans indebtedness under our Second Lien Facility at a purchase price of 113% of par upon the effectiveness of the Credit Agreement Amendments, and, upon such purchase, such indebtedness will be immediately deemed cancelled.

Preliminary Third Quarter 2009 Financial Highlights

In connection with our debt restructuring process described above, we have disclosed the following information regarding our estimated third quarter financial results.

($ in millions, except per-share data)	3Q09 Preliminary Estimate
Sales	$500 - $520
Net Income	$45 - $50
Net income per share, diluted	$0.55 - $0.60
Total cash and cash equivalents and short-term investments	$245 -$250

These results are preliminary and subject to revision based upon our review and the review of our independent accountants of our third quarter results. No assurance can be given that, upon completion of our review and the review of our independent accountants of the third quarter results, we will not report materially different financial results than those set forth above.

Additional Information

Our principal executive offices are located at 1111 West Jefferson Street, Suite 200, Boise, ID 83702-5388 and our main telephone number is (208) 384-7000.

THE OFFERING

Securities Offered:	41,400,000 shares of common stock, underlying warrants sold to the public with an exercise price of $7.50.

Our common stock and warrants began trading on the NYSE on February 25, 2008.

Common Stock:

Number of shares outstanding before the offering:	84,434,691 shares of common stock.

Number of shares outstanding after the offering:	125,834,691 shares of common stock, assuming exercise of all warrants sold to the public.

New York Stock Exchange symbol for our common stock:	BZ

New York Stock Exchange symbol for our warrants:	BZ-WT

Warrants:

Number sold to insiders:	3,000,000 warrants

Number outstanding before and after the offering and sale to insiders:	44,400,000 warrants

Exercisability:	Each warrant is exercisable for one share of common stock.

Exercise Period:	The warrants became exercisable on June 19, 2008. However, the warrants held by public stockholders will only be exercisable if a registration relating to the common stock issuable upon exercise of the warrants is effective and current. The warrants will expire at 5:00 p.m., New York time, on June 18, 2011 or earlier upon redemption.

Redemption:	We may redeem the outstanding warrants (excluding any insider warrants held by the initial purchaser or their affiliates) without the prior consent of the underwriters:

—	in whole and not in part,

—	at a price of $.01 per warrant at any time while the warrants are exercisable,

—	upon a minimum of 30 days’ prior written notice of redemption, and

—

if, and only, if, the last sales price of our common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its warrant.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain information that could impact future results of operations or financial condition; or

•	state other “forward-looking” information.

There may be events in the future that we are not able to accurately predict or over which we have little or no control. The following factors, among others, may cause actual results to differ materially from the expectations described by us in our forward-looking statements:

•	paper and packaging industry trends, including factors affecting supply and demand;

•	our continued ability to meet the requirements of our credit facilities;

•	cost of raw materials and energy;

•	legislation or regulatory environments, requirements or changes affecting the businesses in which we are engaged;

•	labor and personnel relations;

•	successfully realizing the benefits of operational restructuring and capital investments;

•	our customer concentration;

•	changing interpretations of generally accepted accounting principles;

•	credit or currency risks affecting our revenue and profitability;

•	continued compliance with government regulations;

•	general economic conditions; and

•	those factors listed under “Risk Factors” in this prospectus.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus. If any of these factors actually occur, the business, financial condition or results of operations of Boise Inc. could be affected materially and adversely, the value of our common stock could decline, and stockholders could lose all or part of their investment.

Conditions in the global capital and credit markets and the economy in general may have a material adverse effect on our business, results of operations, and financial position.

The global credit and capital markets are undergoing a period of unprecedented volatility and disruption, and the global economy is experiencing a recession. Our results of operations and financial position could be affected materially by adverse changes in the global capital and credit markets and the economy in general, in both the United States and elsewhere around the world. Economic conditions may also adversely affect the ability of our lenders, customers, and suppliers to continue to conduct their businesses and may affect our ability to operate our production facilities in an economical manner.

Recent concerns over declining consumer and business confidence, the availability and cost of credit, reduced consumer spending and business investment, the volatility and strength of capital and credit markets, and inflation all affect the business and economic environment and, ultimately, the profitability of our business. Economic downturns characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, and lower consumer spending typically result in decreased demand for our products. These conditions are beyond our control and may have a significant impact on our business, results of operations, cash flows and financial position.

Our indebtedness imposes restrictive covenants on us.

Our Credit Facilities require BZ Intermediate Holdings LLC, a wholly owned subsidiary of Boise and the immediate parent company of Boise Paper Holdings, L.L.C. and its subsidiaries, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests. These tests include, in the case of our First Lien Facilities, interest coverage and leverage ratio tests, and in the case of our Second Lien Facility, a leverage ratio test. If the Credit Agreement Amendments are consummated, the leverage ratio tests will be replaced with, in the case of our First Lien Facilities, a first lien secured leverage ratio test and a total ratio test, and in the case of our Second Lien Facility, a total ratio test. In addition, our Credit Facilities restrict, among other things, the ability of Boise Paper Holdings, L.L.C. and Boise Finance Company and their subsidiaries to create additional liens on assets, make investments or acquisitions, pay dividends, incur additional indebtedness or enter into sale/leaseback transactions, sell assets, including capital stock of subsidiaries, make capital expenditures, place restrictions on the ability of subsidiaries to make distributions, enter into transactions with our affiliates, enter into new lines of business and engage in consolidations, mergers or sales of substantially all of our assets. We will need to seek permission from the lenders under our indebtedness to engage in specified corporate actions. The lenders’ interests may be different from our interests, and no assurance can be given that we will be able to obtain the lenders’ permission when needed.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with these covenants (or similar covenants contained in future financing agreements) could result in a default under the Credit Facilities and other agreements containing cross-default provisions, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. A default would permit lenders or holders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt and to terminate any commitments to lend. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

In the event of any default under either of our Credit Facilities, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable; and

•	could require us to apply all of our available cash to repay these borrowings.

If our indebtedness were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. In such circumstances, we could be forced into bankruptcy or liquidation.

Our operations may not be able to generate sufficient cash flows to meet our debt service obligations.

As of June 30, 2009, our total indebtedness was $1,026.8 million. We may issue more debt securities or refinance existing debt securities if available on favorable terms. Our Revolving Credit Facility, of which $24.2 million in outstanding letters of credit have been drawn as of June 30, 2009, and $237.6 million principal amount of term loans under our First Lien Facilities, mature in 2013. An additional $456.6 million principal amount of term loans under our First Lien Facilities mature in 2014. $260.7 million principal amount of our Second Lien Facility matures in 2015.

Our ability to repay our indebtedness and to fund planned capital expenditures depends on our ability to generate cash from future operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. For example, further decreases in the demand for paper products, continued deterioration in the general economy, and weaknesses in any of our product markets negatively affect our business and our ability to generate cash. As a result, it is possible we will not generate sufficient cash flow from our operations to enable us to repay our indebtedness, make interest payments and fund other liquidity needs. If we do not generate sufficient cash flow to meet these requirements, it would affect our ability to operate as a going concern. If we are unable to generate sufficient cash flow to meet our debt service and other cash obligations, we may need to obtain additional debt financing, refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to obtain additional debt financing, refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, to obtain additional debt financing or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

A default under our indebtedness may have a material adverse effect on our business and financial condition.

In the event of a default under our Credit Facilities the lenders generally would be able to declare all such indebtedness, together with interest, to be due and payable. In addition, borrowings under the Credit Facilities are secured by first- and second-priority liens, as applicable, on all of our assets and our subsidiaries’ assets, and in the event of a default under those facilities, the lenders generally would be entitled to seize the collateral. Moreover, upon an event of default, the commitment of the lenders to make any further loans would be terminated. Accordingly, a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on our overall business, the results of our operations, and our financial condition.

If we became unable to meet our financial obligations, it could also cause concern for our customers, vendors, or trade creditors. If any significant customer, vendor, or trade creditor changed its relationship with us by stopping work, ceasing sales, requiring sales on cash terms, or making other changes, these changes would materially affect our cash flows and results of operations.

Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our capital requirements.

Our businesses are capital-intensive, and we regularly incur capital expenditures to maintain our equipment, increase our operating efficiency, and comply with environmental laws. In addition, significant amounts of capital are required to modify our equipment to produce alternative or additional products or to make significant improvements in the characteristics of our current products. On a combined basis, during the year ended December 31, 2008, our total capital expenditures, excluding acquisitions, were $100.8 million. We expect to spend approximately $75 million to $85 million on capital expenditures for 2009 and have spent approximately $35.9 million through June 30, 2009. We currently expect our capital expenditures to be between $90 million and $120 million annually over the next five years, excluding acquisitions.

If we require funds for operating needs and capital expenditures beyond those generated from operations, we may not be able to obtain them on favorable terms or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as necessary for our continued operations or as needed to ensure environmental compliance, we could be required to cease or curtail some of our manufacturing operations or we may become unable to manufacture products that can compete effectively in one or more of our markets.

We anticipate significant future funding obligations for pension and post-employment benefits.

In December 2008, we enacted a freeze on our defined benefit pension plan for salaried employees (“Salaried Plan”); however, we continue to maintain defined benefit pension plans for our union employees. Despite the freeze of the Salaried Plan, we will continue to have significant obligations for pension and other postemployment benefits that could require future funding beyond that which we have funded in the past or which we currently anticipate.

Pension funding requirements depend in part on returns on plan assets. As of June 30, 2009, our pension assets had a market value of $260 million, compared with $324 million as of February 22, 2008, the date we assumed the obligation for these plans. Assuming a return on plan assets of 7.25% in 2009 and 2010, and including the $5.5 million contribution we made on April 15, 2009, we estimate we will not be required to make further contributions in 2009. We estimate we will have to contribute less than $5 million in 2010. This includes the impact of the pension plan freeze. The amount of required contributions will depend, among other things, on actual returns on plan assets, yield curve election choices, changes in interest rates that affect our discount rate assumptions, changes in pension funding requirement laws, and modifications to our plans. Our estimates may change materially depending upon the impact of these and other factors. Further declines in the global equity markets may require us to make larger than anticipated contributions to our pension plans.

Some of our paper products are vulnerable to long-term declines in demand due to competing technologies or materials.

Our uncoated freesheet papers and newsprint compete with electronic data transmission, document storage alternatives, and paper grades we do not produce. Increasing shifts to these alternatives and increasing use of the Internet have had and are likely to continue to have an adverse effect on traditional print media and paper usage. Neither the timing nor the extent of this shift can be predicted with certainty. Because of these trends, demand for paper products may shift from one grade of paper to another or be eliminated altogether. For example, according to RISI, demand for uncoated freesheet in North America has declined by 1.0 million tons, or 16%, for the first half of 2009 compared to the same period in 2008, while prices of Standard Number 4 92 Brite Xerographic uncoated freesheet paper have increased by $5 per ton from $1,060 per ton in June 2008 to $1,065 per ton in June 2009.

Demand for newsprint has declined and may continue to decline as newspapers are replaced with electronic media, and demand for our uncoated freesheet paper for use in preprinted forms has declined and may continue to decline as the use of desktop publishing and on-demand printing continues to displace traditional forms. According to RISI, demand for newsprint in North America has declined by 1.2 million metric tonnes, or 30%, for the first half of 2009 compared to the same period in 2008, while prices for East Coast 48.8 Gram newsprint have declined by $196 per metric tonne, or 28%, from $691 per metric tonne in June 2008 to $495 per metric tonne in June 2009.

Demand for our containerboard may decline as corrugated paper packaging may be replaced with other packaging materials, such as plastic. According to RISI, demand for containerboard in North America has declined by 2.2 million tons, or 13%, for the first half of 2009 compared to the same period in 2008, while prices of eastern U.S. 42 lb. unbleached kraftliner have remained flat at $570 per ton. Any substantial shift in demand from our products to competing technologies or materials could result in a material decrease in sales of our products, which could cause us to curtail or shut down production capacity. Curtailments or shutdowns could result in asset write-downs and additional costs at the affected facilities, negatively affecting our results of operations and financial condition.

The paper industry is cyclical. Fluctuations in the prices of and the demand for our products could result in smaller profit margins and lower sales volumes.

Historically, economic and market shifts, fluctuations in capacity, and changes in foreign currency exchange rates have created cyclical changes in prices, sales volumes, and margins for our products. The length and magnitude of industry cycles have varied over time and by product but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of our paper products, including our cut-size office paper, containerboard, and newsprint, are commodities that are widely available from other domestic and international producers. Even our noncommodity products, such as premium papers, are affected by commodity prices since the prices of these grades are often tied to commodity prices. Commodity products have few distinguishing qualities from producer to producer, and as a result, competition for these products is based primarily on price, which is determined by supply relative to demand.

The overall levels of demand for the commodity products we make and distribute, and consequently our sales and profitability, reflect fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in North America and regional economic conditions in our markets, as well as foreign currency exchange rates. For example, demand for our paper products fluctuates with levels of employment, particularly white collar employment, the state of durable and nondurable goods industries, and prevailing levels of advertising and print circulation. In recent years, particularly since 2000, demand for some grades of paper has decreased as electronic transmission and document storage alternatives have become more prevalent. Newsprint demand in North America has been in decline for almost a decade as electronic media have increasingly displaced paper as a medium for information and communication.

Industry supply of commodity paper products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply in these markets can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of commodity paper products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. A weak U.S. dollar tends to mitigate the levels of imports, while a strong U.S. dollar tends to increase imports of commodity paper products from overseas, putting downward pressure on prices.

Prices for all of our products are driven by many factors outside our control, and we have little influence over the timing and extent of price changes, which are often volatile. Market conditions beyond our control determine the prices for our commodity products, and as a result, the price for any one or more of these products may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our manufacturing facilities. From time to time, we have taken downtime (or slowed production) at some of our mills to balance our production with the market demand for our products, and we may continue to do so in the future. Due to lower demand, in November 2008, we announced the restructuring of our mill in St. Helens, Oregon, permanently closing the pulp mill and two of our three paper machines at that facility. Additionally, in order to balance our production with demand, we modified the Wallula #3 paper machine, which historically produced a variety of commodity paper grades, to enable it to produce pressure sensitive (label and release) papers as well as commodity grades. Some of our competitors may also close or reduce production at their operating facilities, some of which could reopen and increase production capacity. This could result in a supply and demand imbalance and cause prices to fall. Therefore, our ability to achieve acceptable operating performance and margins is principally dependent on (i) managing our cost structure, (ii) managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control, and (iii) general conditions in the paper market. If the prices of our products decline or if our raw material costs increase, it could have a material adverse effect on our business, financial condition and results of operations.

We face strong competition in our markets.

The paper and packaging and newsprint industry is highly competitive, and we face competition from numerous competitors, domestic as well as foreign. Some of our competitors are large, vertically integrated companies that have greater financial and other resources, greater manufacturing economies of scale, greater energy self-sufficiency, or lower operating costs, compared with our company. Because of ongoing consolidation in our industry, many of our competitors have become larger, and this trend may continue in the future. Many of our competitors have greater financial resources than do we, and therefore, more of their cash will be available for business purposes other than debt service. As a result, we may be unable to compete with other companies in the market during the various stages of the business cycle and particularly during any downturns. Some of the factors that may adversely affect our ability to compete in the markets in which we participate include the entry of new competitors (including foreign producers) into the markets we serve, our competitors’ pricing strategies, our failure to anticipate and respond to changing customer preferences, and our inability to maintain the cost-efficiency of our facilities.

We depend on OfficeMax Incorporated for a significant portion of our business.

Our largest customer, OfficeMax Incorporated (“OfficeMax”), accounted for approximately 24% of our total sales in 2008. In October 2004, OfficeMax agreed to purchase from our Predecessor its full North American requirements for cut-size office paper, to the extent Boise chooses to supply such paper to them, through December 2012. If this contract is not renewed or not renewed on terms similar to the existing terms, our future business operations may be adversely affected. If OfficeMax was unable to pay, our financial performance could be affected significantly and negatively. Any significant deterioration in the financial condition of OfficeMax or a significant change in its business that would affect its willingness to continue to purchase our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our recent decision to terminate our newsprint marketing arrangement with Abitibi-Consolidated Sales Corporation (“ACSC”) and sell newsprint on our own may adversely affect our financial results.

Until late February 2009, we marketed our newsprint through ACSC, pursuant to an arrangement whereby ACSC purchased all of the newsprint we produce. In late February 2009, we terminated our arrangement with ACSC and began selling our newsprint production through our own sales personnel. Our re-entry into this market requires us to effectively adapt our business to support this sales function, which includes hiring sales personnel and adjusting our business systems. It will also require us to establish new customer relationships in a market with declining demand. If we are unsuccessful in establishing these customer relationships, adapting our business systems, or competing effectively in this market, our sales revenues, pricing margins and financial performance will be affected negatively.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our net income.

Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	Maintenance outages;

•	Prolonged power failures;

•	Equipment failure;

•	Disruption in the supply of raw materials, such as wood fiber, energy, or chemicals;

•	A chemical spill or release;

•	Closure because of environmental-related concerns;

•	Explosion of a boiler;

•	The effect of a drought or reduced rainfall on our water supply;

•	Disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, and tunnels;

•	Fires, floods, earthquakes, hurricanes, or other catastrophes;

•	Terrorism or threats of terrorism;

•	Labor difficulties; or

•	Other operational problems.

For example, in the fall of 2008, we incurred approximately $5.5 million in lost production and costs incurred in shutting down and restarting our DeRidder, Louisiana, mill as a result of Hurricanes Gustav and Ike. Similar future events may cause shutdowns, which may result in downtime or cause damage to our facilities. Any such downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If our machines or facilities were to incur significant downtime, our ability to meet our production capacity targets and satisfy customer requirements would be impaired, resulting in lower sales and net income.

Increases in the cost of our purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing our margins.

Energy is one of our most significant costs, accounting for approximately 13% and 11% of the aggregate amount of materials, labor, and other operating expenses, including fiber costs, for our Paper and Packaging segments, respectively, for the six months ended June 30, 2009. Energy prices, particularly for electricity, natural gas, and fuel oil, have been volatile in recent years. These fluctuations affect our manufacturing costs and contribute to earnings volatility. We have some flexibility to switch between fuel sources; however, we have significant exposure to natural gas, fuel oil, and biomass (hog fuel) cost increases. Increased demand for these fuels or supply constraints could drive costs higher. The electricity rates charged to us are affected by the increase in natural gas prices, although the degree of impact depends on each utility’s mix of energy resources and the relevant regulatory situation.

Other raw materials we use include various chemical compounds, such as starch, caustic soda, precipitated calcium carbonate, sodium chlorate, and dyes. Purchases of chemicals accounted for approximately 15% and 7%

of the aggregate amount of materials, labor, and other operating expenses, including fiber costs, for our Paper and Packaging segments, respectively, for the six months ended June 30, 2009. The costs of these chemicals have been volatile historically and are influenced by capacity utilization, energy prices, and other factors beyond our control.

For our products, the relationship between industry supply and demand, rather than changes in the cost of raw materials, determines our ability to increase prices. Consequently, we may be unable to pass increases in our operating costs on to our customers in the short term. Any sustained increase in chemical or energy costs, coupled with our inability to increase prices, would reduce our operating margins and potentially require us to limit or cease operations of one or more of our machines or facilities.

Our manufacturing businesses may have difficulty obtaining logs and fiber at favorable prices or at all.

Wood fiber is our principal raw material, accounting for approximately 25% and 15% of the aggregate amount of materials, labor, and other operating expenses, including fiber costs, for our Paper and Packaging segments, respectively, for the six months ended June 30, 2009. Wood fiber is a commodity, and prices have historically been cyclical. In addition, availability of wood fiber is often negatively affected if demand for building products declines, since wood fiber, including wood chips, sawdust, and shavings, is a byproduct in the manufacture of building products. Wood fiber for our paper mills in the Northwest comes predominantly from building products manufacturing plants. Because of the decline in the housing markets and new construction, a significant number of Northwest building products manufacturing plants have been curtailed and closed. These curtailments affect the availability and price of wood fiber in the region and, in turn, affect the operating and financial performance of our Northwest paper mills. The cost and availability of fiber was a contributing factor in our decision to restructure our St. Helens paper mill. In many cases, we are unable to increase product prices in response to increased wood fiber costs, depending on other factors affecting the demand or supply of paper. Further, severe or sustained shortages of fiber could cause us to curtail our own operations, resulting in material and adverse effects on our sales and profitability.

Future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health, and the response to and prevention of catastrophic wildfires can also affect log and fiber supply. Availability of harvested logs and fiber may be further limited by fire, insect infestation, disease, ice storms, windstorms, hurricanes, flooding, and other natural and man-made causes, thereby reducing supply and increasing prices. In addition, since a number of our manufacturing facilities use wood-based biomass as an alternative energy source, an increase in wood fiber costs or a reduction in availability can increase the cost of or reduce the total usage of biomass, which could result in higher energy costs.

We are subject to significant environmental regulation and environmental compliance expenditures, as well as other potential environmental liabilities.

We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, and site remediation. If we fail to comply with applicable environmental laws and regulations, we may face civil or criminal fines, penalties, or enforcement actions, including orders limiting our operations or requiring corrective measures, installation of pollution control equipment, or other remedial actions.

We anticipate that environmental regulation of our operations will continue to become more burdensome and that we will continue to incur significant capital and operating expenditures in order to maintain compliance with applicable laws. For example, we may be affected if laws concerning climate change are enacted that regulate greenhouse gas (GHG) emissions. Such laws may require buying allowances for mill GHG emissions or capital expenditures to reduce GHG emissions. Because environmental regulations are not consistent worldwide, our capital and operating expenditures for environmental compliance may adversely affect our ability to compete.

As an owner and operator of real estate, we may also be liable under environmental laws for cleanup and other damages, including tort liability, resulting from releases of hazardous substances on or from our properties. We may have liability under these laws whether or not we knew of or were responsible for the presence of these substances on our property, and in some cases, our liability may not exceed the value of the property.

On a combined basis during the year ended December 31, 2008, capital expenditures for environmental compliance were $1.4 million. We expect to incur approximately $3 million of capital expenditures for environmental compliance for 2009. Enactment of new environmental laws or regulations or changes in existing laws or regulations might require significant, additional expenditures. We may be unable to generate funds or other sources of liquidity and capital to fund unforeseen environmental liabilities or expenditures.

Labor disruptions or increased labor costs could materially adversely affect our business.

While we believe we have good labor relations and have established staggered labor contracts for each of our five paper mills to minimize potential disruptions in the event of a labor dispute, we could experience a material labor disruption or significantly increased labor costs at one or more of our facilities, either in the course of negotiations of a labor agreement or otherwise. Either of these situations could prevent us from meeting customer demand or result in increased costs, thereby reducing our sales and profitability. We have approximately 4,100 employees. Approximately 60% of these employees work pursuant to collective bargaining agreements. On April 6, 2009, we started negotiating the labor contract at our packaging plant in Salem, Oregon (92 employees represented by the Association of Western Pulp & Paper Workers (the “AWPPW”)), which expired in December 2008. On April 13, 2009, we started negotiating the labor contract at our paper mill in Wallula, Washington (332 employees represented by the AWPPW), which expired in mid-March 2009. The parties have agreed to operate under the existing bargaining agreements during the labor negotiations. Some of our customers and suppliers are also unionized. Strikes, lockouts, or other work stoppages or slowdowns involving our customers or suppliers could have a material adverse effect on us.

Our stock ownership is highly concentrated, and as a result, Boise Cascade may influence our affairs significantly.

Boise Cascade owns approximately 42.5% of our common stock. As a result, Boise Cascade has significant representation on our board of directors and will have the voting power to significantly influence our policies, business, and affairs and will also have the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations, and the sale of all or substantially all of our assets. This concentration in control may result in a material adverse effect on our business and financial condition.

In addition, as long as the holders of Boise Registrable Securities (as such term is defined in the Investor Rights Agreement dated February 22, 2008, entered into by and among us, Boise Cascade and other stockholders named therein (the “Investor Rights Agreement”) in connection with the Acquisition) control 33% or more of our common stock issued to Boise Cascade at the closing, we will be subject to restrictions on our business activities pursuant to the terms of the Investor Rights Agreement. More specifically, for so long as the 33% ownership threshold is met or exceeded, the Investor Rights Agreement will restrict us from conducting specified activities or taking specified actions without the affirmative written consent of the holders of a majority of the Boise Registrable Securities then outstanding. The restricted activities include, without limitation, making distributions on our equity securities; redemptions, purchases, or acquisitions of our equity securities; issuances or sales of equity securities or securities exchangeable or convertible for equity securities; issuing debt or convertible/exchangeable debt securities; making loans, advances or guarantees; mergers and/or acquisitions; asset sales; liquidations; recapitalizations; nonordinary business activities; making changes to our organizational documents; making changes to arrangements with our officers, directors, employees, and other related persons; incurrence of indebtedness for borrowed money or capital leases above specified thresholds; and consummating the sale of the Company. Additionally, pursuant to affirmative covenants under the Investor Rights Agreement (and subject to the same 33% ownership threshold), unless the holders of a majority of the Boise Registrable Securities then outstanding have otherwise consented in writing, we are required to perform specified activities, including, without limitation, preservation of our corporate existence and material licenses, authorizations and permits necessary to the conduct of our business, maintenance of our material properties, discharge of certain statutory liens, performance under material contracts, compliance with applicable laws and regulations, preservation of adequate insurance coverage, and maintenance of proper books of record and account.

If Boise Cascade disposes of a significant number of shares of our common stock, it could adversely affect the market price of our common stock or our ability to raise future capital.

We have filed a registration statement with the SEC pursuant to which Boise Cascade may publicly sell all or a portion of the shares of our common stock that it holds. Boise Cascade may periodically review its investment in Boise Inc. in light of current market conditions, its long-term investment objectives and its financing needs, and based on its review of such factors, may determine to sell shares of our common stock owned by it through market or privately negotiated transactions. Such sales could be for a significant number of shares and could adversely affect the market price of our common stock or our ability to raise future capital.

We currently receive a tax credit under an Alternative Fuel Credit law which is set to expire at the end of 2009. If Congress were to terminate or materially change this tax credit prior to expiration, it may have a material adverse effect on our results of operations.

The U.S. Internal Revenue Code of 1986, as amended (the “Code”), permits a refundable excise tax credit for the production and use of alternative bio fuel mixtures. The amount of the refundable credit for any period is based on the volume of bio fuel mixtures produced and burned during that period. Each year, under normal operating conditions, we produce and use approximately 500 million gallons of liquid fuel produced from biomass to provide energy to four of our five paper mills. The credit, equal to $0.50 per gallon of the alternative fuel mixture, is refundable to the taxpayer. In first quarter 2009, we filed to be registered as an alternative fuel mixer and, in April, received notification that the registration was approved. We became eligible to claim credits for black liquor produced at our four pulp and paper mills beginning at various dates from late January to late March 2009. Although there is some uncertainty as to the continued existence and availability of the alternative fuel mixture tax credit, we are reasonably assured that the tax credit for the alternative fuel mixture used by us through June 30, 2009, has been earned and will be collected from the U.S. government. Accordingly, during the three and six months ended June 30, 2009, we recorded $75.3 million of alternative fuel mixture tax credits, which is net of $3.8 million of associated fees and expenses and before taxes. We recorded these amounts, during both periods, in “Alternative fuel mixture credits, net” in our Consolidated Statements of Income (Loss). As of June 30, 2009, we had received $58.7 million of alternative fuel mixture cash payments and had recorded a receivable of $20.4 million in “Receivables, other” on our Consolidated Balance Sheet. We estimate that the future eligible alternative fuel tax credit available to us before the fuel tax credit expires will be approximately $120 million, subject to our bio fuel production levels.

According to the Code, the alternative fuel tax credit expires December 31, 2009. President Obama recently announced his proposed federal budget for fiscal 2010, which calls for ending the tax credit for pulp and paper companies later this year. If this tax credit were to be terminated or materially changed prior to December 31, 2009, it may have a material adverse effect on our future cash flows and results of operations.

We may engage in future acquisitions that could harm our business, operating results and financial condition.

We may seek to acquire other businesses, products or assets. However, we may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses. There can be no assurance that we will be able to manage the integration of acquired businesses effectively or be able to retain and motivate key personnel from these businesses. Any difficulties we encounter in the integration process could increase our expenses and have a material adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

Assuming the exercise of all the warrants, we will receive gross proceeds of $310.5 million. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes, including possible acquisitions. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the warrants. The exercise price of the warrants is $7.50 per share and was determined at the time of the initial public offering.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

LEGAL MATTERS

Karen E. Gowland, Vice President, General Counsel and Secretary of the Company, acted as counsel in connection with the offering of our securities under the Securities Act, and as such, passed upon the validity of the securities offered in this prospectus.

EXPERTS

The consolidated financial statements of Boise Inc. as of December 31, 2008, and for the year ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Aldabra 2 Acquisition Corp. (n/k/a Boise Inc.) at December 31, 2007 and for the period from February 1, 2007 (inception) to December 31, 2007 incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Boise Paper Products as of December 31, 2007, and for each of the years in the two-year period ended December 31, 2007, and for the period from January 1, 2008 through

February 21, 2008, have been incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2008 in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Under the Securities Exchange Act of 1934, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3, which includes exhibits, schedules and amendments, under the Securities Act, with respect to the offering of our securities. Parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and the offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form S-3 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

The Company’s Internet address is http://boiseinc.com. We make available on or through our investor relations page on our website, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and beneficial ownership reports on Forms 3, 4, and 5 and amendments to those reports as soon as reasonably practicable after this material is electronically filed or furnished to the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the following documents or information filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which we filed with the SEC on February 24, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, which we filed with the SEC on May 5, 2009 and August 5, 2009, respectively;

•	Current Reports on Form 8-K filed on April 24, 2009, June 26, 2009, August 5, 2009 as amended on September 1, 2009, September 28, 2009, October 6, 2009, and October 15, 2009.

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on June 13, 2007.

•

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents or information that have been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this at no cost to the requestor upon written or telephonic request addressed to:

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, ID 83702-5388

Attn: Secretary

(208) 384-7000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses relating to the registration of the securities will be borne by the registrant. Such expenses (excluding underwriting discounts and commissions) are estimated to be as follows:

Printing and Engraving Fees and Expenses	$3,000.00
Accounting Fees and Expenses	15,000.00
Legal Fees	25,000.00

Total	$43,000.00

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Section 145 of the Delaware General Corporation Law permits a corporation to purchase and maintain, on behalf of any director, officer, employee or agent of a corporation insurance against liabilities incurred in such capacities. Section 145 of the Delaware General Corporation Law also permits a corporation to pay expenses incurred by a director or officer in advance of the final disposition of an action, suit, or proceeding, upon receipt of an undertaking by the director or officer to repay such amount if it is determined that such person is not entitled to indemnification.

Our Second Amended and Restated Certificate of Incorporation and our Bylaws provide that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, the directors and officers of the company against all expense, liability and loss, including attorneys’ fees, incurred by them in connection with any actual or threatened action, suit, or proceeding to which they are or may become parties and which arises out of their status as directors or officers of the company. Our Second Amended and Restated Certificate of Incorporation provides that these indemnification rights are deemed to be a contract between the company and each director or officer to indemnify him or her to the fullest extent authorized by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers pursuant to the above provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Our directors and officers are insured, under insurance policies maintained by the company, against expenses incurred in the defense of actions, suits, or proceedings and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware General Corporation Law and Article Ninth of our Second Amended and Restated Certificate of Incorporation.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description

4.1	Investor Rights Agreement, dated February 22, 2008, by and between the Company, Boise Cascade, L.L.C., Boise Cascade Holdings, L.L.C., and the other shareholders party thereto*

4.2	Specimen Common Stock Certificate**

5.1	Opinion of Karen E. Gowland, Vice President, General Counsel and Secretary of the Company

23.1	Consent of KPMG LLP

23.2	Consent of KPMG LLP

23.3	Consent of McGladrey & Pullen, LLP

23.4	Consent of Karen E. Gowland, Vice President, General Counsel and Secretary of the Company (included in Exhibit 5.1 of this Registration Statement)

*	Incorporated by reference to the Form 8-K filed with the SEC on February 28, 2008 (SEC Accession No. 0001104659-08-013865).
**	Incorporated by reference to the Registration Statement on Form S-1 filed with the SEC on March 19, 2007, and subsequently amended on April 26, 2007, May 21, 2007, June 13, 2007, June 20, 2007, June 13, 2008 and June 25, 2008.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B (§ 230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho, on the 15th day of October, 2009.

BOISE INC.

By:	/S/ ALEXANDER TOELDTE
Name:	Alexander Toeldte
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/S/ ALEXANDER TOELDTE Alexander Toeldte	President, Chief Executive Officer and Director (Principal Executive Officer)	October 15, 2009

/S/ ROBERT M. MCNUTT Robert M. McNutt	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 15, 2009

/S/ SAMUEL K. COTTERELL Samuel K. Cotterell	Vice President and Controller (Principal Accounting Officer)	October 15, 2009

/S/ JACK GOLDMAN Jack Goldman	Director	October 15, 2009

/S/ JASON G. WEISS Jason G. Weiss	Director	October 15, 2009

/S/ NATHAN D. LEIGHT Nathan D. Leight	Director	October 15, 2009

/S/ THOMAS S. SOULELES Thomas S. Souleles	Director	October 15, 2009

/S/ CARL A. ALBERT Carl A. Albert	Director	October 15, 2009

/S/ MATTHEW W. NORTON Matthew W. Norton	Director	October 15, 2009

/S/ JONATHAN W. BERGER Jonathan W. Berger	Director	October 15, 2009

/S/ W. THOMAS STEPHENS W. Thomas Stephens	Director	October 15, 2009

EXHIBIT INDEX

Exhibit Number	Description

4.1	Investor Rights Agreement, dated February 22, 2008, by and between the Company, Boise Cascade, L.L.C., Boise Cascade Holdings, L.L.C., and the other shareholders party thereto*

4.2	Specimen Common Stock Certificate**

5.1	Opinion of Karen E. Gowland, Vice President, General Counsel and Secretary of the Company

23.1	Consent of KPMG LLP

23.2	Consent of KPMG LLP

23.3	Consent of McGladrey & Pullen, LLP

23.4	Consent of Karen E. Gowland, Vice President, General Counsel and Secretary of the Company (included in Exhibit 5.1 of this Registration Statement)

*	Incorporated by reference to the Form 8-K filed with the SEC on February 28, 2008 (SEC Accession No. 0001104659-08-013865).
**	Incorporated by reference to the Registration Statement on Form S-1 filed with the SEC on March 19, 2007, and subsequently amended on April 26, 2007, May 21, 2007, June 13, 2007, June 20, 2007, June 13, 2008 and June 25, 2008.